Farmmi, Inc.

No. 307, Tianning Industrial Area

Lishui, Zhejiang Province s People’s Republic of China s Phone: +86-057-1875555801

February 4, 2019

PJ Hamidi

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Farmmi, Inc.

Registration Statement on Form F-1

Filed December 4, 2018

File No. 333-228677

Dear Mr. Hamidi:

In response to your oral comments on January 29, 2019, we are writing to supply additional information and to indicate the changes we have made in the enclosed Amendment 1 to the Registration Statement on Form F-1 ( “Amendment 1”). Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein.

1.	Please file updated financial statements.

As requested, we have updated the financial statements to include financial information for the years ended September 30, 2018, 2017 and 2016. We have likewise updated the Management’s Discussion and Analysis of Financial Condition and Results of Operations.

2.	Please file an executed legal opinion as Exhibit 5.1.

We have filed an executed legal opinion of Cayman Islands counsel as Exhibit 5.1.

Thank you in advance for your assistance in reviewing this response and Amendment 1. Should you have any questions with respect to the above responses, please contact me or our U.S. legal counsel, Anthony W. Basch.

Sincerely,

/s/ Yefang Zhang

Yefang Zhang